U.S. SECURITIES & EXCHANGE COMMISSION
WASHINGTON D.C. 20549



FORM 10 SB



GENERAL FORM FOR  REGISTRATION OF SECURITIES OF
SMALL BUSINESS ISSUERS
Under Section 12(g) of The Securities Exchange Act of 1934



IMAGES OF LIFE, INC.



State of Incorporation:  Nevada	 		EIN:  86-0895997

Principal Executive Offices

111 Richmond Street West - Suite 420,
Toronto, Ontario M5H 2G4, Canada
Telephone :  (416) 366-2856
Fax: (416) 366-8179

Operating Office

12620 East Calle Mia,
Tucson, Arizona, 85749-9316
Telephone :  (520) 749-0730
Fax: (520) 749-0746

Securities to be registered under Section 12(g) of the Act

The Company is voluntarily registering with the Securities and Exchange Commission for the purpose registering its Common Stock on the NASD Electronic Bulletin Board. While the Company is taking all necessary steps to meet requirements to register on the NASD Electronic Bulletin Board, there is no guarantee that it will succeed in this matter.




ITEM 1:        	   The Nature of the Issuer's Business

Images of Life, Inc. ("The Company") was incorporated under the laws of the state of Nevada on Sept. 26 1997. The business transacted by the Company was the mass production of various wood-carvings of sculptures such as cigar store Indians, Bears Eagles and Coyotes. It was the intention of the Company to sell these products over the Internet, in retail stores and mail-order catalogs. The Company refocused its business in December 1998 as a marketing and investment company with its potential to be defined by the cash flow potential of its subsidiaries (Images of Life, Canada Ltd.) and affiliates (Glacier Medical LLC). The Company has organized itself into two divisions, Investments and Operations. At this time the Operations Division is dormant as all activities centre on Investments. The key steps in this reorganization were:

1.	October 1998, Richard D. Heinzel Jr. then president agreed
to return 3.5 million shares of common stock to the
treasury in return for the Company giving up all rights to
the products (wooden sculptures of cigar store Indians,
bears, coyotes and other like designs) developed by Mr.
Heinzel.  This was finally recorded as done in January
1999.
2.	Between October 20th and  December 17th William C. Marshall
filled in as president and oversaw the reorganization of
the Company.
3.	On December 17th, 1998 John R. Hedges and Karen C. Hedges
were nominated to the Board of Directors and John R.
Hedges was appointed President and Treasurer and Karen C.
Hedges was appointed Secretary of the Company.
4.	On December 19th, 1998 the Company and Richard R. Powell
signed a letter of intent to fund the development of an
anti - needle stick protection device designed by Mr.
Powell.
5.	On January 11th, 1999, the Company entered into a Private
Placement Agreement with Trimont Capital Limited of the
Cayman Islands, to provide financing in the amount of $500,000 at $1.00 per share for a total of 500,000 common shares bearing a restrictive legend.

The Company's investment strategy is to invest in cutting edge products and technologies that require development capital and show promise of generating cash flow. In addition to shares, the Company will acquire additional concessions from the funded company such as exclusive sales territories and reduced costs that can support the sales efforts of the Operations Division.

On January 20th 1999, the Company entered into an agreement with Richard R. Powell under which, for a commitment of an investment of $1,000,000, the Company acquired the exclusive Canadian marketing rights to a patent pending protective device for syringes, intravenous needles and hypodermic needles that is designed to fill an urgent need in the Health Care industry and a 35% stake in a private development stage company then yet to be formed, Glacier Medical, LLC which will own the patents for this medical device. For the first unit of $500,000 the Company will receive a 25% interest and for an additional $500,000 the Company can acquire an additional 10% interest in Glacier Medical, LLC. Under the terms of the investment agreement, the Company is required to pay monthly instalments of Glacier Medical, LLC $25,000 until the total sum of $500,000 has been reached; this represents the first unit of the investment. Terms for the optional second unit of the investment requires the Company to pay monthly instalments of $100,000 until the total of $500,000 has been reached.

There is a need for such a multi-purpose protective device in most medical situations. The identified market potential is both global and enormous.

The priority for the Company is to ensure that the "Protect-a-Pal" needle safety device's manufacturing and use guidelines meet FDA Specifications and receive FDA approvals after which a detailed marketing plan will be implemented as discussed in later sections.

Glacier Medical, LLC.

Glacier Medical, LLC represents the Company's first investment.
As of December 31st 1999 the Company had acquired an 8.75% interest in this development stage, privately held business that has designed a patent pending protective device for syringes, intravenous needles and hypodermic needles for the health care industry. As of September 31st 2000 the Company had invested $225,000 and had earned a 11.25% interest in Glacier Medical, LLC. The majority member in Glacier Medical, LLC, Mr. Richard Powell sits on the Board of Directors of the Company while the Company's President is an active advisor to Glacier Medical, LLC and participates in that company's decision making process and ensures that the Company's interests as an investor are represented.
While this advice is important to Glacier it is not always taken and on occasion the Company and Glacier have been in disagreement on issues and our advice is not always taken and on minor issues not sought.

The Modern Plague

Caregivers are at constant risk of being exposed and/or infected with deadly pathogens, such as HIV. The single most common cause of such an infection is through the handling, removal and post-use stick with needles. In the U.S. alone, over 5.6 million caregivers fall into the high-risk category. Presently available devices are use-specific (designed for one type of access or needle system) and do not completely address the overall needs of the caregiver; specifically a protection device that conforms to established medical protocols and procedures and can be used in wide variety of applications. Glacier Medical, LLC's "Protect-A-Pal" provides the most complete protection with a wide variety of needle systems and will work with most caregiver applications.

The Centers for Disease Control estimates that 1 out of every 250 Americans is infected with the HIV virus, and this number continues to escalate. Each year 200-300 healthcare workers lose their lives from occupational exposure to hepatitis B. Needle sticks are the most common type of occupational exposure in a healthcare environment ("Needlesticks; what they don't want you to know" Arch C. McColl, III, 1999). The transmission of at least 20 different pathogens has been documented due to needle stick injury. A list of blood-borne pathogens (infectious micro organisms transmitted through blood) that present a significant risk to the Health Care Worker are:

The most common: 	Cytomegalovirus
				Hepatitis both B and C strains
				Human Immuno-deficiency Virus (HIV);

Diseases less well known but of equal concern:
				Arbovirus,
				Babesiosis,
				Borrelia,
				Ehrlichiosis,
				Hemorrhagic Fever,
				Bunyaviruses,
				Hepatitis Delta,
				Jakob-Creutzfeldt,
				Leptospirosis,
				Malaria,
				Aplastic crisis-Chronic anemia,
				Rocky Mountain Spotted Fever,
				Toxoplasmosis,
				Trypanosomiasis,
				Typhus

The risk of contracting any of these diseases can be greatly reduced by proper use of needle safety devices such as "Protect-a-Pal".

The CDC further estimates that 5% of all needle uses result in needle sticks and 76% of needle stick injuries occur during needle removal and disposal of needles. There is a clear need to understand the need for safety here. Needle sticks provide the greatest single risk of exposure to infectious and often fatal disease for medical personnel.

This is not a North American phenomenon. According to "The Daily
News" of Melbourne Australia, entitled "Syringe Injuries High and Rising" by Darren Gray.

"Doctors, nurses and ambulance staff who have suffered
accidental needle-stick injuries face an anxious three-
month wait for results of HIV and hepatitis tests.
Thousands of Australian hospital workers suffer needle-
stick injury each year and the incidence is increasing
(even with current safety requirements)  Doctors nurses
and scientists warn that the problem is far greater
than the statistics reveal, claiming that many injuries
go unreported.   Victorian Work Cover Authority figures
show that the number of claims for needle-stick
injuries jumped 12.6 percent between 1996-97 and 1997-
98.   In this vicinity alone, there were 357 claims for
compensation to the Victorian Work Cover Authority in
1997-98.   Eighty working days were lost and $84,857
compensation was paid to cover medical costs, time off
work and travel for medical tests!   In the same
article the president of the Australian Medical
Association, Victoria, Dr. Gerald Segal, said doctors
had become infected with hepatitis B as a result of
needle-stick injuries even with safety protocol in
place, "Even with the best of intentions, and being
careful and watching yourself, it still happens," he
said.   A leading health spokesman Mr. John Thwarts,
said: "The bottom line of price should not be allowed to put hospital workers' health at risk. There should be adequate funding for hospitals to ensure they can provide a safe environment and safe equipment."

As with many changes the way we do things in our society today California is leading the way with far reaching legislation that will require Medical Facilities to provide and Health Care
Workers to use needle safety devices.   In September 1998
California became the first state to require safety needles and related devices to prevent the transmission of blood-borne diseases such as HIV and hepatitis B and C. The law, which takes effect January 1, requires the state Occupational Safety and Health Standards Board to adopt emergency regulations to mandate these protections starting January 15, 1999. The regulations will require each healthcare employer to adopt an infection-prevention system "that includes sharps prevention technology including, but not limited to, needless systems and needles with engineered sharps injury protection." By the end of August 2000, 15 other States have enacted legislation to require the use of anti needlestick safety devices, this includes West Virginia, Texas, Oklahoma, Tennessee, Ohio, New Jersey, New Hampshire, Minnesota, Massachusetts, Maryland, Maine, Iowa, Georgia, Connecticut, and Alaska.

OSHA (Occupational Safety & Health Administration, a federal government agency) seeks to control exposure to potentially contaminated blood or other body fluids via a standard that regulates the handling of such fluids and their potential carriers, primarily needles. Under the universal precautions established by OSHA in 1991, all at-risk employees, (over 5.6 million in the U.S. alone) must . "assume that all human blood and specified human body fluids are infectious for HIV, HBV, and other blood born pathogens. Where differentiation of types of body fluids is difficult or impossible, all body fluids are to be considered as potentially infectious."

OSHA has determined that, in order to avoid contamination, infectious material "must not reach employee's work clothes, street clothes, undergarments, skin, eyes, mouth or other mucous membranes under normal conditions for the duration of the exposure." It is estimated that nearly 90,000 nurses per year sustain needle stick injuries. Each of these injuries is a possible exposure to contaminated blood or body fluids.

According to the OSHA standard, all employers must "provide and make readily accessible all necessary personal protective
equipment in appropriate sizes at no charge to the
employee....and ensure that it is replaced as needed."

Data used in Canadian research is largely derived from the CDC studies that are widely considered to be first rate. The Canadian Medical Association and the Canadian Nursing Associations have both come out strongly in favour of implementing policies and procedures requiring the use of "Universal Blood and Body Fluid Precautions" and other proven infection control measures in direct care situations. These professional bodies see the need for these measures as an effective preventative measure against the spread of blood borne infections.

The Universal Needle Safety Device

An Ounce of Prevention  -- "Protect-a-Pal"

Weighing approximately one ounce, the "Protect-a-Pal" needle safety device provides a universal protection system for care-givers in the health care industry for use with syringes, intravenous needles and hypodermic needles. It acts as a barrier automatically as the needle is withdrawn from the patient to protect against rebound sticks, splash-back, and sticks occurring during transport to disposal. The design of the Protect-a-Pal device is simple consisting of an easily extendable plastic nipple that sits on the upper part of the needle during use and extends over the needle tip to envelope the needle in a hard shell on withdrawal. Its design simplicity allows for its universal application without limitation by size, type, or application of the needle. It works equally well in all types of applications, something competing products do not and can not do. Its use requires very little change to existing medical protocols during needle extraction, consequently the Protect-a-Pal is viewed as "User Friendly" by the medical profession.

FDA Approval Process

Glacier Medical, LLC is instituting clinical trials and developing manufacturing and use protocols to gain the approval of the "Protect-a-Pal" needle safety device from the FDA. This is a lengthy and exhaustive review process outlined below, that all new medical applications must be subjected to.

In the case of Protect-a- Pal the process could be less exhaustive than with other types of applications because:

1. Products with similar applications have already received FDA approval.
2. The product is a non invasive procedure (ie. does not break the skin)

This is common practice in receiving approvals in order to break the long term new-application cycle. What is helpful with this product is that it is external and only used on another device. These facts may accelerate the process. Almost as important will be gaining the acceptance of healthcare providers. This could prove to be a lengthy exercise and has been considered as an integral part of the design prototyping phase.

The process necessary to secure FDA approval is expected to take from 5 to 12 months costing from $60,000 to as much as $210,000 and will require:

1. 	Prototype "pre clinical" focus groups- verification
    of product design. - completed
2.  Develop instruction pamphlet for use - completed
3.  Review by FDA applications consultant - completed
4. Evaluation and approval of clinical trial development and reporting per FDA guidelines.
5. A clinical test in an operating hospital environment administered by independent consultants.
6. Preparation of documentation in suitable acceptable formats, for submission to the FDA
7.  FDA 501K Approval.

By taking into account FDA standards throughout the design phase and clinical trials, Glacier Medical may have shortened the approval process. On receipt of FDA approval, the product will be eligible for sale in the US.

Health Canada Approvals

The Canadian approval system is much more relaxed than that of the FDA. If a medical device is non intrusive (ie does not penetrate the body) and sold as a separate item it is categorized as a Class I device; no specific approval is required and it may be sold on
the market as a separately packaged item.   Should the device be
intended to be sold as an integral part of the syringe, it would be classified as a Class II device requiring review and approval of Health Canada before sales could begin. The Company is evaluating the possibility of launching the Protect a Pal as a Class I device in the Canadian market at the conclusion of the clinical trials and before FDA approval is granted.

International Approvals

Europe represents a market almost as large as North America. Government and regulatory approvals in Europe are centralized under EU guidelines (referred to as "C.E." approvals) and apply throughout the EEC. The CE approvals are not as difficult to obtain as those of the FDA and Glacier intends to use much of the information generated during the FDA clinical trials to develop supporting documentation for these approvals. CE approval and the subsequent product launch are planned after FDA approval is granted.

The Austral - Asian markets have not been seriously examined to date. Preliminary discussions with potential distributors in the region have indicated that the market is both diverse and difficult. After Glacier begins to generate sales, the region will be studied on a country by country basis.

Manufacturing

To save capital and to speed up the manufacturing process all manufacturing will be sub contracted Glacier Medical, LLC. to established plastics manufacturers with state of the art injection mould technology capable of meeting FDA medical grade specifications. It is likely that this contract will be a sole source renewable annually. The advantage of doing this is largely economic with significant savings on the cost of plant equipment and indirect operating costs. Glacier Medical, LLC will maintain control of the quality and consistency of the manufacturing process through a strict quality control program located in the manufacturer's plant. Contracts will be signed prior to FDA approval but will be conditional on receipt of that approval. In later years it may be possible that Glacier Medical, LLC may manufacture itself if conditions warrant. Several quotations have been received from interested companies who have seen the potential of the product. The prices quoted have been below US $0.25 per packaged unit. Under the agreement between Glacier Medical, LLC and the Company, Images of Life (Canada) Ltd will pay no more than 120% of Glacier's cost (direct costs plus 20%).

During the next few months a production run of up to 10,000 units will be run to supply the clinical trials necessary for design testing and healthcare giver input. Because the main designs were derived from clinicians' input and comments, fine-tuning is all that will be necessary. As the FDA clinical trial investigative research methods will be employed throughout the prototyping process, Glacier Medical, LLC will be constantly working with the
FDA to meet its requirements.   Initial prototype development and
manufacturing will evolve by using a dip or spray process that is slightly more expensive per unit but less costly in terms manufacturers capital and requires less set up time.

Pricing

According to preliminary cost estimates provided by several manufacturing facilities across the U.S., the Protect-A-Pal will cost approximately US$0.25 to manufacture and package. Marketing, distribution and administrative costs would add an additional 13 cents per unit. Given the need for this type of product and the healthcare-related costs associated with the needle-stick risks for which protection which will now be provided, many institutions have stated that the cost of the device is irrelevant due to the high cost of testing for and treating healthcare workers who suffer needlestick injuries (estimated at between $2,500 to $3,000 per occurrence). Competing products currently sell for between US $1.50 to 2.00 per unit. The target sales price of the Protect a Pal will be at the lower end of the scale to secure market share and at the same time maximize return. As the device will come packaged as a one time disposable product, the demand, it is assumed, will remain consistent and strong.

The wholesale price charged to distributors is the subject of negotiation with potential distributors. The price that the market will bear and will likely be based on the target price to end users and a consideration that will allow the distributor to recover a reasonable after tax profit on his sales. Unit prices to be charged distributors may vary with individual sales volume. As the device will come as one time use disposable product, the demand, it is assumed will remain strong and consistent.

Competition

Needles or more specifically, syringes, intravenous needles and hypodermics have several applications in the medical industry most common of which are; to give simple injections, draw blood samples and for intravenous injections. Over the past few years several designs have been introduced into the market that are either specific to one type of application or are intended for multi-use application.

Several designs for syringes and hypodermics currently on the market meet only part of the industry's need for a universal system that can be used in an variety of applications and on different syringe sizes. They fall into four categories;

a. The Safety Sheath type - consisting of an independent cap that can be put in place after use.
This system is limited to smaller sizes and does not cover the needle immediately or completely. Some designs can be re opened with a push. Injuries can occur in rebound and during transport
b. Self-Retracting Hypodermics - consists of a spring loaded or manual retraction system that draws the needle back onto the syringe after use. This type is used on syringe type needles only and is limited by size, length and specific use.
c. Catheter Introducer Sheath type - a protective introducer needle cover specifically for use with certain types of catheters. These are sold as a complete system together with the catheter as not all manufacturers of catheters are users of this system it is not universal.
d. Syringe Sheath and Needle Cover type - in the case of these systems the needle of conventional syringes are inserted into a special housing that traps it rendering it harmless. This is a simple system that is gaining market acceptance. It does have some drawbacks however. Post use needle sticks can still occur during transport to the container and rebound and splash back exposure remain a threat.

The market for needles for blood collection is served by three competing designs, re sheathable winged needles, a bluntable vacuum tube collection needle and a vacuum tube needle with a hinged recapping sheath. All safety features required activation by the Health Care Worker during or after the procedure. In a recent CDC study cited in the Canadian Medical Association Journal
(CMAJ) Volume 156 Issue 11 involving more than 3.0 million uses, it was found that the winged needles were effective 23% of the time while the vacuum tube types with safety features were associated with a 76% and 66% relative risk reduction
respectively.   It also noted that the health care workers were
not using the devices properly due to complexity of their designs or the radical departure from established protocol. Consequently, despite being widely available, they are not gaining acceptance with the end user.

Studies also indicate that despite public relations statements to the contrary, cost is an issue with institutions such as hospitals and insurance companies (CMAJ Vol.156 #11). These designs add 25% to 50% to the cost of a needle. The study concluded that engineering changes that focus on ease of use and compliance with established protocols are most likely to generate the wide market acceptance necessary to drive down cost. The Company has taken all these considerations into account as part of its design criteria.

As the Company's product has not yet been launched into the market the competitive position of the Company viv a vis its competitors cannot be determined.


ITEM 2:  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Certain statements in this report are forward-looking statements that involve risks and uncertainties. Among the factors that could cause actual results to differ material from those described in such forward-looking statements are the following: the company's ability to manage rapid growth; litigation; changes in regulations; competition in the metal coal device field; to dependence on key personnel; the adoption of new, or changes in, accounting policies, practices, and estimates and the application of such policies, practices, and estimates; federal and state regulations; regulatory practices of other countries; and the Company's ability to develop and expand markets for its current and future product lines.

For the past 18 months, company has been involved in the development of a new medical safety device. This device is currently entering into clinical trials as a first step in securing FDA approval. . It continues not to generate revenues from its primary activity, accordingly, the Company is considered to be in the development stage.

Liquidity and Capital Resources

At December 31, 1998 the Company had a working capital deficit of $1,158 compared with a positive working capital of $21,446 at December 31, 1999. Stockholders' equity at years end 1998 and 1999 was $610 and $219,214 respectively.

In January 1999 the Company entered into a private placement financing agreement with Trimont Capital Ltd. a Company registered in the Cayman Islands, to provide $500,000 in financing at a price of $1.00 per share. As of December 31, 1999 Trimont Capital Ltd. had provided $265,000 to the Company under the Private Placement Agreement.

Corporate Plans for 2000 Beyond

The Company is assisting its affiliate Glacier Medical LLC in
taking the necessary steps to secure   the approval of the Food
and Drug Administration (FDA) and subsequent to that approval, preparing to market its products worldwide. Funding committed under the private placement Agreement should be adequate to meet the needs of achieving these goals. Longer term the Company may acquire additional assets by issuing additional stock or committing to funding to develop or market other products which meet its investment criteria. There is no assurance however, that these efforts will be successful.

Results of Operations

1999 compared to 1998

The Company activities were focused on restructuring and acquiring new business during 1999. In 1998 the company was inactive for much of the year. In 1999, much of management's time and energy activities were limited to maintaining its status as a public company and establishing new a direction for the Company. This generated of net loss of and $48,054 in 1999 (per share $0.005) compared to a loss of $9,556 in 1998(per share $0.002).

During the partial year (3 months) 1997, the Company incurred losses of $62,139.

Since its inception the Company has generated losses totaling
$119,749

As noted above the Company is a marketing company that takes an equity interest in the companies it supports and the products that it sells. During the last 18 months the company has spent most of its resources on the development of the Protect a Pal needle safety device. Patents for this device are held in the name of Richard Powell and are to be transferred to Glacier Medical LLC. Other than ownership in Glacier Medical LLC the Company has no rights to the patents. Our current focus is on our one and only investment in Glacier Medical LLC and to begin marketing the Protect a Pal device in Canada.

The Company employs its president part time under a contract for management services.

Near Term Objective

The Company's strategic priority is to immediately take the necessary steps to ensure that Glacier Medical, LLC's testing and manufacturing procedures, and use protocols meet or exceed established Food and Drug Administration (FDA) guidelines. Secondly, to develop a comprehensive marketing plan to properly launch this product and to take advantage of the sharply rising industry and consumer demand driven by recent OSHA guidelines and legislation that mandates hospitals and clinics to provide safe procedures to prevent accidental needle sticks.

Longer Term Objectives

New business opportunities are presented to the company on a regular basis. Images of Life's strategy is to selectively evaluate and pursue opportunities that encompass the following characteristics:

a.	The business must address critically important and growing
niche markets within major growth industry such as Health and Safety.

b.	There must be an identified, substantial void requiring
fulfilment in the marketplace.

c.	The proposed business must represent a promising
technological solution to the market needs so identified.

d.	The Technology in question must be developed beyond the
prototype stage, with patents or patents pending, and must have an identifiable proprietary technical advantage and a reasonable (with 18 months) lead-time to commercialisation.

e.	In all instances, such business opportunities will emphasize the need to maximize state-of-the-art environmental protection policies and efficiencies.

f.	To exercise management control of its operating subsidiaries and affiliates through centralized accounting and reporting systems.

The Canadian Market and Marketing

Every Hospital, Medical Centres, Clinic, and Physician's Office in the world is a potential customer for the Protect-a-Pal syringe safety device. In addition all medical aid programs sponsored by the U.N. World Health Organisation, World Bank or other multi lateral institutions and national aid agencies are also prime customers. In short the "Protect-a-Pal" needle safety device has global potential.

The Canadian market is best calculated on the basis of available hospital beds. According to the federal government agency Statistics Canada there are approximately 410,000 hospital and institutional beds in Canada. Approximately 240,000 of these are in the two largest Provinces, Ontario and Quebec. A conservative estimate is that patients in 50% of these beds require one needle a day. On that basis the potential market for the Protect-a-Pal is 75 million units per year in Canadian hospitals alone.

This figure does not include any estimate for needle use in medical clinics or doctor's offices that we estimate could increase these figures by as much as one-third.

In the USA there are approximately 20,000 hospitals or medical centres and more than 100,000 clinics and physician's offices. In Canada, there are approximately 2,500 hospitals and more than 25,000 general practitioners and a similar number of specialists (Health Canada). This is far too many customers for a start up venture to cover with a limited marketing and sales force. The solution is to conduct sales through an established marketing channel that specializes in sales to the medical industry. It is likely that this contract would be sole source and limited to territories. Renewal on an annual basis would be based on sales performance and not automatic. There are a number of national medical supply houses, both national and international, that represent medical equipment and supplies as well as drugs to Hospitals and Physicians. The Company has had discussions, in conjunction with Glacier, with several of these larger firms that have expressed great interest in distribution of the product. The Company prefers to use a marketing channel such as this to establish a market presence and gain broad acceptance at minimal cost. Such a network should be capable of achieving the goals of Images of Life's marketing strategy and attend to the costly necessary warehousing and inventory functions that the Company would prefer to avoid.

The Company will provide its distribution channels with marketing support and maintain a small group of "Manufacturers
Representatives" to provide product training and ensure that the customers are properly serviced.

Advertising costs will be limited to professional journals and medical conferences.

The Canadian socialized health care market is distinctly different from that of the US. Estimated to be 12% of the size of that of the US it is more centralized in its decision making process. As a base case the rates of growth applied to the Canadian market should approximate those of the US, however Canadian market penetration may be influenced either positively or negatively by centralization.

"IMAGES OF LIFE (CANADA) LTD." - will be established as wholly owned subsidiary of the Company for the purpose of facilitating marketing and sales of the "Protect-a-Pal" product in Canada. Its management will be identical to that of the Company. As an integral part of this role, it will provide the selected distributor with market support and conduct educational seminars for the end user. This subsidiary will be staffed lean with a maximum of 3 market support representatives (Registered Nurses), an accountant (part time) and bookkeeper. It will not maintain any warehousing or inventory functions, which will be the responsibility of the distributor. These employees will be hired when a decision is made to launch the product in Canada.

Capital Requirements

The Company intends to achieve its primary objective by ensuring that it has adequate capital to achieve its goals. The Company is raising funds through a private placement for a) the acquisition of assets, b) securing FDA approvals and c) the development new distribution channels. These funds are to be raised over the next twelve months. Funds raised will be used as follows:

US $ Millions
Glacier:
           Direct Investment                    $0.500
                For Prototype manufacturing    ($0.400)
                For FDA legal & filings        ($0.100)
Corporate Uses:
           Costs related to Financing           $0.100
           Set -Up Costs in Canada              $0.200
           Working Capital Reserve              $0.300
           Sub - Total Corporate                $0.500

Total Images of Life, Inc.                      $1.000


The Company is funding its current needs in part from the proceeds of a $500,000 Private Placement Financing with Trimont Capital Ltd. In order to satisfy the balance of its budgetary needs, it is likely that the Company will have to enter into another funding agreement during the next year that will require a further issue of stock.

The Company will employ a strict internal financial regimen. Capital is and will be allocated according to budgets reviewed and approved by the Board of Directors under which managers of investments are expected to operate. The forgoing outline of the uses of proceeds from our current funding plan is intended to provide a basis for the development of detailed operating budgets in addition to being a summary of the intended application of funds. The Working Capital Reserves held at the corporate level represents a contingency reserve to be applied to unforeseen expenses and to provide capital to take advantage, at the discretion of the board, of any opportunities that may arise in the future.

In our audited statements for December 31st 1999, our auditor stated:

"The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has incurred net losses since inception and has not yet commenced operations which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty."

Financial Projections

The Company and Glacier Medical LLC have been involved in discussions with prospective manufacturers and distributors. It believes that since manufacturing and wholesale prices are currently being negotiated with these parties, it is too early and imprudent to make meaningful financial projections as revenues and operating profits cannot be assessed until these confidential commercial discussions have been concluded. Projected sales and cash flow figures will be defined after marketing and production contracts are closer to completion.

Revenue will be generated from two sources.

1.	The Company's own sales efforts and
2.	Operating revenue distributed from Glacier Medical, LLC's
operations, because, under state corporate law the operating revenue of Limited Liability Company is divided proportionately among its member partners.

Only direct operating costs relating to the Company's own marketing efforts will show as a cost to the Company. During the five year period of growth and development of Images of Life, this market is expected to grow at a steady rate from the current level of US $l50 million until it achieves market equilibrium at about US $1.0 billion. Glacier has assumed their market share can be expected to increase from an initial base case of 5% of the total market to 20% during this period as the product gains market acceptance and becomes entrenched as an industry standard. If this assumption were to hold true a similar market growth pattern could be expected for the Company.

ITEM 3. 	DESCRIPTION OF PROPERTY

As of June 30th, 2000 the Company had real property valued at $2,768 consisting of office furniture and computer equipment.

The Company's corporate offices consist of approximately 750 square feet of corporate and administrative offices, shared with various other companies at no cost to the Issuer.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT:

As of December 31, 1999 the Company had issued a total of 9,685,000 common shares that are currently outstanding. As of June 30th 2000 the Company had issued a total of 9,685,000 common shares that are currently outstanding. Of these shares, 685,000 bear a restrictive legend and the balance are unrestricted (9,000,000). The following table sets forth information concerning ownership of the companies voting securities by all persons known by the Company to own 5% or more of the outstanding voting securities.

Title &      Name and Address        Amount and  Percent
Class      of Beneficial Holder      Nature of   of Class
                                     Beneficial
                                      Holder
Common      William Marshall*        2,260,000    23.38%
            13027 Via Latina
            Del Mar, CA 92014

Common      Jayne Romyn              1,800,000    18.62%
            2959 Chestnut,
            Long Beach, CA 90805

Common      Brenda Burd*             1,800,000    18.62%
            12745 Via Donada,
            Del Mar, CA, 92014

Common      CEDE & Co.                 519,500     5.37%
            P.O. Box 222,
            Bowling Green Station,
            New York, NY 10274
Total                                6,379,000    66.00%

* former Officer and Director

The Company has issued no other options to officers and directors or third parties that can be exercised within 60 days. As of June 30th 2000, management held no direct or indirect interest in the Corporation. A total of 300,000 options, have been granted Directors and Officers. No warrants or other considerations other than that described in the section on executive compensation have been granted.

ITEM 5.  	EXECUTIVE OFFICERS AND MEMBERS OF THE BOARD OF
DIRECTORS

Name             Address       Age    Positions     Director
                            Held         Since
John R. Hedges  12620 East     51    President,      11/1998
                Calle Mia,           Treasurer and
                Tucson, AZ.,         Director
                85749

Karen C. Hedges 855 McQuay     43    Secretary       11/1998
                Unit 17,             & Director
                Whitby, ON,
                Canada,
                L1P 1L8

Richard Powell  1906 Van Dyke  35    Director        11/1998
                Tampa, FL
                33549

The directors and officers of the company hold office until successors are duly elected and qualified. The background principal occupations of the directors and each officer the company are as follows:

John R. Hedges - President, B.Sc. Geology, Post Graduate Studies in Mineral Economics, Director.


Mr. Hedges has 27 years of experience in the mining and financial service industries, 14 of which have been in the discipline of international project finance gained with the Export Development Corporation and private banking interests where he has worked as an in house consultant. His international experience covers all regions of the globe. Mr. Hedges has held senior management positions with major banks and mining companies as well as in a number of start up ventures where he has been a key factor in their success. For the past seven years 6/93 to present he has been an independent consultant providing services to and advising financial institutions and industry. In his role as president of IMLF he also acts as an advisor to Glacier Medical, LLC and is parent Glacier Quest Inc.


Karen C. Hedges - President, Aquatek UK Ltd. and Director

Ms. Hedges has Bachelor of Science (Honors) Environmental Science and a Diploma in Environmental Technology. Her experience lies in project design and implementation, project cost management and administration. For the past five years Ms. Hedges has been pursuing advanced degrees in Environmental Sciences (9/95 to 6/99) and at the same time acting as a consultant to industry on environmental remediation an activity which continues. Ms. Hedges is the sister of the President.

Richard R. Powell - President and Majority Member, Glacier
Medical, LLC and Director

Mr. Powell has a Bachelor of Science in Management and 8 years experience in the medical device sales and management field. His expertise involves marketing and sales campaigns to medical institutions, He has experience at he level of Director of Marketing for independent laboratories, research and development and experience taking a product from the drawing table to sales. For the past five years 1/95 to present, Mr. Powell has been developing a line of herbal health supplements and marketing them nationwide as well as developing the Protect a Pal needle safety device.


None of the directors and officers of the Company have been or are involved in any legal proceedings during the past five years. Specifically no officer or director has been involved in any bankruptcy petition filed by or gains to any business of which such person was a general partner or executive officer, being convicted in a criminal proceeding or is subject to a pending criminal proceeding, nor a to any order, judgment, or decree of any court of competent jurisdiction permanently or temporarily in joining, barring, suspending or otherwise limiting his or her involvement in any type of business, or banking activities; nor has any officer or director been found by a court of competent jurisdiction in a civil action, the Commission, or the Commodity Futures Trading Commission to have violated federal or state securities or commodities law.

ITEM 6:	 EXECUTIVE COMPENSATION

At this time, Mr. J. R. Hedges, president, is the sole employee of the company pursuant to management services contract between himself and Company (see item 7 below). From January 1st 1999 to June 30th 2000, the Company has paid Mr. Hedges a total of $45,000. The following table outlines the compensation paid and projected compensation to be paid to executive officers and directors of the Company.

      Annual Compensation                      Long Term Compensation
                                                   Awards        Payouts
   (a)        (b)      (c)     (d)     (e)      (f)       (g)       (h)
Name &               Salary   Bonus   Other    Restr-  Securities  LTTP
Principal                                      icted   Underlying Payout
Position                                       Stock   Options+/SAR
             Year      ($)     ($)     ($)      ($)       ($)        ($)
John R.     1998         0       0        0         0         0       0
Hedges      1999*        0       0   35,000         0   180,000       0
President
Treasurer

Karen C.    1998         0       0        0         0         0       0
Hedges      1999         0       0        0         0    40,000       0
Secretary

Richard R.  1998         0       0        0         0         0       0
Powell      1999         0       0        0         0    40,000       0
Director

William C.  1998         0       0        0     4,000         0       0
Marshall    1999         0       0        0         0         0       0
President

*  from June 1st 1999 under the Management Contract with J.R.
Hedges see Item 7 below.
**  President from October 20, to December 15, 1998
+      Options cannot be exercised until Company shows cash flow
from sales

No other compensation has been paid to any director or officer of the Company.

Options granted to directors other than those granted the president are the sole compensation that they receive. The strike price of these options is $1.00 per share a value that exceeded the value of the stock at the time of granting these options (February 10, 1999). These options are performance based in that exercising them is conditional upon the Company generating a positive cash flow. Directors may be claim for any reasonable expenses (travel, food, lodging) in conjunction with Board meetings.

Additional options may be issued to Officers and Directors from time to time with the approval of the shareholders for services rendered the Company. Shares may be issued to third parties in lieu of cash for services rendered the Company with the approval of the Board of Directors.

ITEM 7:	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

	On September 23, 1997, the Company was officially incorporated under the laws of the State of Nevada. The business of the company was the manufacturing and sale of various wood-carvings and sculptures such as cigar store Indians, bears, eagles and coyotes. These products were to be sold over the Internet, through retail stores and through specialty mail order catalogs.
At that time 3.5 million shares valued at $0.001 per share or $3,500.00, were issued to the then President Richard D. Heinzel
Jr. in return for consulting services and the rights to certain products developed by Mr. Heinzel specifically wooden sculptures of cigar store Indians, bears, coyotes and other like designs.
In addition the Company agreed to pay the Company's president up to $20,000 from the inception of the company over a period of six months. The actual amount paid to the president from September 23, 1997 through April 30, 1998 was $12,744.

On October 20th, 1998 the then President and all but two Directors, resigned in preparation for a reorganization of the Company. At that time, the former resident agreed to return 3.5 million shares of common stock to the treasury return for the Company giving up all rights to the products developed by Mr. Heinzel. This was finally recorded as done in January 1999.

On October 20th, 1998, Mr. William C. Marshall assumed the office of President and took on the task of reorganizing the Company.
For his efforts he received 400,000 shares of common stock valued at $0.01 per share.

On December 17th, 1998 John R. Hedges and Karen C. Hedges were nominated to the Board of Directors and John R. Hedges was appointed President and Treasurer and Karen C. Hedges was appointed Secretary of the Company.

On December 19th, 1998 the Company and Richard R. Powell signed a letter of intent to fund the development of an anti - needle stick protection device designed by Mr. Powell.

On January 11th, 1999, the Company entered into a Private Placement Agreement with Trimont Capital Limited of the Cayman Islands, to provide financing in the amount of $500,000 at $1.00 per share for a total of 500,000 common shares bearing a restrictive legend. Under the agreement the Company will issue shares to Trimont restricted in accordance with section 144 the Securities Exchange Act of 1934, for each and every $250,000 provided to the Company under this agreement. The Company is under no obligation to issue stock prior to the date when a total of $250,000 has been paid to the Company. On completion of the financing Trimont will own less than 5% of the issued and outstanding stock. Trimont Capital Ltd. is a private venture capital firm that invests in start up companies and meets the criteria required of a sophisticated investor.

On January 20th, 1999, the Company entered into an investment agreement with Glacier Medical, LLC and Richard R. Powell to fund the development of Glacier Medical, LLC's needle stick protection device. Under the terms of this agreement, the Company can earn up to 35% interest in Glacier Medical, LLC in return for financing $1,000,000 of development and production costs. This interest will be earned based on the amount invested and is based upon a vesting plan staged to reflect risk. Stage 1 investments total five hundred thousand dollars [$500,000] and represents twenty five percent [25%] interest in Glacier Medical, LLC. This sum will be paid to Glacier Medical, LLC incrementally, in monthly payments of twenty five thousand dollars [$25,000]. Each such payment will represent a 1.25% interest in Glacier Medical, LLC. Stage 2 investments will total five hundred thousand dollars [$500,000] and represents an additional ten percent [10%] interest in Glacier Medical, LLC. This sum will be paid to Glacier incrementally, in monthly payments of one hundred thousand dollars [$100,000]. Each such payment will represent a 2.00% interest in Glacier Medical, LLC. As of January15th 2000, the Company has made payments totaling $225,000 to Glacier Medical, LLC and earned an 11.25% interest in Glacier Medical, LLC.

On April 1st 1999 the Company entered into a Management Contract with J.R. Hedges under which the Company would pay $5,000 per month for management services with respect to serving in the capacity of President of Images of Life, Inc., among his duties are the monitoring of all investments made by the Company, progress made in the development of the products supported and the expectations the Company may have in realizing on its investments, developing Business Plans, preparing corporate documents, tax submissions, and maintaining all current financial records, interfacing with regulatory agencies, brokerage firms and market makers as required. Mr. Hedges is entitled to recover all reasonable expenses such as telephone, faxing, mailings, and travel and entertainment expenses as they may pertain to the performance of his duties. The Company also awarded Mr. Hedges 180,000 options that can only be exercised on receipt of audited statements that the Company is generating positive cash flow from sales.

ITEM 8:	DESCRIPTION OF SECURITIES

Issued as of 06/30/00 -  9,685,000 common shares
Authorized 15,000,000 common shares at a par value $0.0001 per share.

As of June 30th 2000, a total of 9,685,000 shares had been issued of which 9,000,000 are unrestricted. The balance of 685,000 shares are restricted under the provisions of Section 144 of the Act. 400,000 of these shares are held by William C. Marshall, a former Officer and Director of the Company and 285,000 shares are held by Trimont Capital Ltd in return for the financing provided to date. Marshall's shares can trade after December 15th 2000. Trimont's shares can trade after January 15th 2001.

Each common share carries a single voting right and the right to one vote upon each matter submitted to a vote at a meeting of shareholders. Restricted shares issued to former Directors and Officers carry their restriction for a period of two years. Restricted shares issued in accordance with the Private Placement Agreement will carry their restriction for a period of one year. Each share of common stock is entitled to share pro rata in dividends and distributions with respect to the common stock win hadn't if declared by the Board of Directors from funds legally available therefore. No holder of any shares of common stock has any preemptive right to subscribe for any of the Company's securities. Upon dissolution, the quotation or winding up of the company, the assets will be divided pro rata, share for share basis among holders of the shares of common stock after any required distribution to the holders of preferred stock to. All shares of common stock outstanding are fully paid and non-assessable and shares will, when issued upon payment as contemplated hereby will be fully paid and non-assessable. Notwithstanding the fact that shareholders are entitled to vote at formal shareholder meetings, informal action may be taken by shareholders without any formal meeting provided that consent in writing, setting forth the action taken shall be signed by all the shareholders entitled to vote.

As noted above, the Company entered into a Private Placement Agreement with Trimont Capital Limited of the Cayman Islands, to provide a financing of $500,000 at $1.00 per share for a total of 500,000 common shares bearing a restrictive legend. Under the agreement the Company will issue shares to Trimont restricted in accordance with section 144 the Securities Exchange Act of 1934, for each and every $250,000 provided to the Company under this agreement. The Company is under no obligation to issue stock prior to the date when a total of $250,000 has been paid to the Company. As of December 31st 1999 the company had received $255,000 and was under obligation to issue 250,000 shares of restricted stock. On completion of the financing Trimont will own 500,000 shares or less than 5% of the issued and outstanding stock.



PART II

ITEM 1:	MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON
EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's securities were cleared for trading on the NASD electronic bulletin board on 28th of January 1998 and began trades on the 25th of August 1998. Prior to that time they were
not traded on any public exchange.   A new Transfer Agent,
Pacific Stock Transfer of Las Vegas, Nevada was appointed, in December of 1998 replacing General Securities Transfer of
Albuquerque, New Mexico.   Active trading began In April of
1999. A history of these trades is provided in the following table. In December 1999 the company stock or was relegated to the over-the-counter market [pink sheets] pending approval by the Securities and Exchange Commission of the Company's registration via a 10 SB document.

The company trades under the symbol IMLF.   The following table
sets forth the high price, low price, closing price and amount of shares traded for the periods indicated.

Quarter   Year    High     Low     Close     Volume
                 ($/sh)   ($/sh)   ($/sh)   (# shares)
  Q2      1999   4.375    2.875    4.250      59,900
  Q3      1999   5.000    3.370    3.620     151,600
  Q4      1999   5.500    3.500    5.250   1,100,100
  Q1      2000   5.375    1.500    3,000      68,600
  Q2      2000   3.250    1.750    1.750      37,500

Approximately 500,000 shares traded in the forth quarter 1999 were transfers to CEDE & Co. As of June 30th, 2000 there were 376 shareholders in the company. Of the total of 9.685 million shares, 4,060,000 million shares or 43% are in the hands of the former Officers and Directors of the Company. 2,510,000 shares of that stock or 685,000 shares of the total issued stock bears a restrictive legend. The Company has not paid a dividend during the last fiscal year, nor does it contemplate paying a dividend during the current fiscal year.

Each outstanding share entitled to vote at Annual or Special meetings of shareholders. Each share shall be entitled to one vote upon each matter submitted to a vote at a meeting of shareholders exercised either by the shareholder or by his or her designated proxy. Special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the President or by the Board of Directors, and shall be called by the President at the request of the holders of not less than percent ten per cent (10%) of all the outstanding shares of the Corporation entitled to vote at the meeting.

The Board of Directors may from time to time declare, and the Corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law.

"Penny Stock" Regulations

Rule 3a5l-l of the Exchange Act defines a "penny stock" as an equity security that is not, among other things: (a) a reported security (i.e., listed on certain national securities exchanges); (b) a security registered or approved for registration and traded on a national securities exchange that meets certain guidelines, where the trade is effected through the facilities of that national exchange; (c) a security listed on NASDAQ, (d) a security of an issuer that meets certain minimum financial requirements ("net tangible assets" in excess of $2,000,000 (if the issuer has been continuously operating for more than three years) or $5,000,000 (if the issuer has been continuously operating for less than three years), or "average revenue" of at least $6,000,000 for the last three years); or
(e) a security with a price of at least $5.00 per share for the transaction in question or that has a bid quotation (as defined in the Rule) of at least $5.00 per share.

The Company's shares presently fall within the definition of "penny stock" because the Company has not have been operating for more than three years, does not have net tangible assets in excess of $2,000,000, and has not had average revenue of more than $6,000,000 for the past three years. As long as it remains below one or more of these criteria, and does not list its securities on NASDAQ or on a national securities exchange, then the Company's common stock will be deemed a "penny stock" as defined in Rule 3a5l-l. For transactions in 'penny stock' as defined above, Rule 15g-9 under the Exchange Act requires U.S. broker-dealers (with certain exceptions) to make a special suitability determination for each purchaser, and to receive the purchaser's written agreement to the transaction prior to the sale. In addition, Section 15(g) of the Exchange Act requires such brokers and/or dealers, prior to effecting a transaction in a penny stock, to provide investors with a written disclosure document containing information concerning certain aspects of the market for penny stocks in general, as well as information with respect to the specific penny stock involved and that specific purchase or sale transaction (e.g., price quotes and broker-dealer and associated person compensation). Subsequent to the transaction, the broker is required to provide to the customer monthly or quarterly statements containing specific information about the penny stock.

As long as the Company's Common Stock remains within the definition of a "penny stock" these added suitability and disclosure requirements will most likely have a negative effect upon the ability of U.S. investors to sell their shares in any secondary market that may exist.

As long as the Company's net tangible assets remain below $2,000,000 and at the same time the Company's Common Stock trades at less than $5.00 per share, then broker-dealers who effect transactions in its Common Stock will be subject to Rule 15c2-6 (the 'Rule") under the Exchange Act The Rule imposes additional sales practice requirements on broker-dealers who sell nonexempt securities to persons other than established customers as defined in the Rule or accredited investors (generally, those institutions with assets in excess of $5,000,000, or individuals with either a net worth of more than $1,000,000 or annual income exceeding $200,000 individually, or $300,000 jointly with his or her spouse). For transactions covered by the Rule, the broker-dealer must make a special suitability determination for the purchaser, and must receive the purchaser's written agreement to the transaction prior to each sale. Consequently, the application of the Rule may affect the ability of shareholders to sell their securities in a secondary market, if in fact any exists.

ITEM 2:	LEGAL PROCEEDINGS

	No legal proceedings have been enacted against or on behalf of the Company, its Officers or Directors.

ITEM 3:	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Neither Management nor the Board of Directors disagrees with the results of the Audit for year end 1999.

The Company changed auditors from Cordovano and Harvey of Denver, Colorado, for fiscal year 1999 to Lavoie Charvoz and May
PC Tucson, Arizona an audit firm located closer to the operating office of the Company with the approval of the Board of Directors.

During the audit of 1999, management and the Board of Directors were advised of errors in the audit conducted for the period from inception to April 30, 1998 and have taken steps to have these errors corrected by Cordovano and Harvey, the auditor who conducted that audit. These changes are incoporated in the attached financials.

ITEM 4:	RECENT  SALES OF UNREGISTERED SECURITIES

	Since September 23rd 1997, the company has issued a total
of 5,650,000 shares inn transactions which are exempt from
registration requirements of the Securities and exchange act of
1933.   Of these shares 3.5 million were returned to the
treasury under agreement with Richard J. Hienzel Jr. in January of 1999.

On September 27th 1997 the Company made a public offering of a total of 1,500,000 common shares at a price of $0.05 per share to a total of 26 accredited and unaccredited investors. The minimum subscription was 2000 shares. The total amount arranged was $75,000. There was no underwriting firm sponsoring this offering and no underwriting fees were paid. These securities were offered pursuant to a claim of exemption from the registration or qualification provision of Section 504 of regulation D under the Securities Act of 1933 and various self executing limited offering exemptions or isolated transaction exemptions in the states where the offering was made. The Company filed a Notice of Sale of Securities Person Went to Regulation D, Section 4 (6) and/or Uniform Ltd. Offering Exemption(the "Notice")on form D with the Securities and Exchange Commission.

400,000 shares were issued to William C. Marshall as compensation for serving as the Company's president from October
20th through December 17th, 1999.

285,000 shares were issued to Trimont Capital Ltd. in January 2000 in consideration for financing a total of $250,000 under
the Private Placement Agreement with the Company.   As of June
30th 2000 Trimont had earned, but had not yet been issued an additional 20,000 shares in consideration for an additional $20,000. Trimont Capital Ltd. is a private venture capital firm that provides seed capital to new ventures.


ITEM 5:	INDEMNIFICATION OF OFFICERS AND DIRECTORS

	Although the corporate by-laws provide for indemnification of the Officers and Directors, no action has been taken in this regard. It is the intention of the Corporation to purchase
Directors and Officers liability insurance during the next fiscal year in order to comply with its by-laws and to meet its obligations to its employees and directors.


PART F/S

The Issuer's Most Recent Balance Sheet and Profit and Loss and
Retained Earnings Statements and Similar Financial Information for such Part of the Two Preceding Fiscal Years as the Issuer or its Predecessor

Attached as an Exhibit hereto.



PART III

INDEX OF EXHIBITS

Exhibit 1 .......	Private Placement Agreement between
Trimont Capital Ltd. and Images of
Life, Inc. January 11th 1999

Exhibit 2 .......	Bylaws of Images of Life, Inc.

Exhibit 3 ........     Instruments Defining Rights of
Security Holders

Not applicable

Exhibit 5  ........	Voting Trust Agreement.

				Not applicable

Exhibit 6  .......	Material Contracts

6.1	Investment Agreement between Images of Life, Inc. and
Glacier Medical, LLC, dated January 20th 1999.

6.2	Contract between Images of Life,
Inc. and J. R. Hedges for
management services dated May
1st, 1999.

Exhibit 7  ......  	Material Foreign Patents

				Not applicable




SIGNATURES

Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on behalf by the undersigned thereunto to duly authorized.


	Images of Life, Inc.


                      /s/J.R. Hedges

July 5th, 2000			By _________________________
                       	J. R. Hedges
                        	President






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